UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 4106, Building 12B1

Shenzhen Bay Ecological Technology Park

Nanshan District, Shenzhen, 518067

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

RESOLUTION ADOPTED IN EXTRAORDINARY GENERAL MEETING

At the extraordinary general meeting of shareholders of Fangdd Network Group Ltd.’s (the “Company”) held at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, People’s Republic of China on September 15, 2023 (Beijing time), the following resolution was passed:

AS AN ORDINARY RESOLUTION, THAT the authorized share capital of the Company be increased from US$5,000 divided into 50,000,000,000 shares comprising of (i) 39,750,000,000 Class A ordinary shares of a par value of US$0.0000001 each (“Class A Ordinary Shares”), (ii) 10,000,000,000 Class B ordinary shares of a par value of US$0.0000001 each (“Class B Ordinary Shares”), (iii) 23,310,000 Class C ordinary shares of a par value of US$0.0000001 each (“Class C Ordinary Shares”), and (iv) 226,690,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors (the “Board”) may determine in accordance with Article 9 of the currently effective articles of association of the Company (the “Articles”) to US$3,000,000 divided into 30,000,000,000,000 shares comprising of (i) 24,998,384,581,640 Class A Ordinary Shares of a par value of US$0.0000001 each, (ii) 490,418,360 Class B Ordinary Shares of a par value of US$0.0000001 each, (iii) 1,125,000,000 Class C Ordinary Shares of a par value of US$0.0000001 each, and (iv) 5,000,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, by creating an additional (i) 24,958,634,581,640 Class A Ordinary Shares, (ii) 1,101,690,000 Class C Ordinary Shares, and (iii) 4,999,773,310,000 shares of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, and decreasing 9,509,581,640 shares of Class B Ordinary Shares.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

	By:	/s/Xi Zeng
		Name:	Xi Zeng
		Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: September 15, 2023